Exhibit 99.1

Catalyst reports strong Q3 results

RICHMOND, BC, Nov. 3, 2015 /CNW/ - Catalyst Paper (TSX:CYT) today reported significantly improved third quarter 2015 results after investing in capital expenditures in the first half of the year to strengthen its North American operating platform and create a solid foundation for delivering sustainable improved financial results.

Adjusted earnings before tax, depreciation and amortization (EBITDA) in the third quarter was $38.8 million and adjusted EBITDA before specific items was $39.4 million compared to adjusted EBITDA of negative $19.2 million and adjusted EBITDA before specific items of $9.7 million in the second quarter of 2015.

In the third quarter, the company recorded a net loss of $12.9 million (primarily due to a foreign exchange loss on the translation of U.S. denominated debt) and net earnings of $6.6 million before specific items. This compares to a net loss of $32.4 million and a net loss of $13.8 million before specific items in the second quarter.  Free cash flow generated in the third quarter was $23.4 million and the liquidity available at the end of the third quarter was $86.2 million.

"We are pleased with the progress we made in the third quarter," said Joe Nemeth, President & Chief Executive Officer. "We believe our results are a concrete step towards delivering positive, sustainable earnings levels."

Quarter Highlights

Our U.S. operations had the largest step change in performance improvement. Results were achieved through a combination of product mix changes, cost control and productivity improvements. The indefinite curtailment of paper machine No. 12 at the Rumford mill permitted the optimization of manufacturing capabilities, while effectively balancing production with customer demand.

Our Canadian operations continued to demonstrate improved performance resulting from our specific focus on productivity and cost control. The Powell River mill, which launched a formal revitalization initiative at the end of 2014, led the Canadian operations in performance improvements by implementing staff, system and process changes that have resulted in substantive cost savings. Learnings are being shared across the company as all mills implement formal revitalization initiatives based on the successful Powell River template.

Our third quarter results benefited from lower than average planned maintenance and capital spending of $2.9 million.

In October, Catalyst commissioned its new turbine generator project at Powell River following months of planning, construction and testing. The project identified as G13 refers to the installation of a turbine that uses medium pressure steam to generate electricity. With the completion of G13, Catalyst will reduce its annual energy costs by approximately $4.7 million, thereby mitigating the pressure of escalating electricity rates in British Columbia.

Selected Financial Information

	2015				2014
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$1,480.3	$542.6	$458.4	$479.3	$1,109.3	$279.9	$272.0	$283.5	$273.9
Operating earnings (loss)	(10.5)	23.8	(34.0)	(0.3)	(13.5)	(21.2)	(3.2)	(3.9)	14.8
Depreciation and amortization	44.1	15.0	14.8	14.3	44.6	11.5	11.2	11.0	10.9
Adjusted EBITDA	33.6	38.8	(19.2)	14.0	47.6	6.8	8.0	7.1	25.7
– before specific items	65.1	39.4	9.7	16.0	48.1	7.3	8.0	7.1	25.7
Net earnings (loss)	(23.1)	(12.9)	(32.4)	22.2	(72.3)	(39.7)	(22.5)	(6.3)	(3.8)
– before specific items	(19.8)	6.6	(13.8)	(12.6)	(28.3)	(10.4)	(10.8)	(13.6)	6.5
Adjusted EBITDA margin	2.3%	7.2%	(4.2%)	2.9%	4.3%	2.4%	2.9%	2.5%	9.4%
– before specific items	4.4%	7.3%	2.1%	3.3%	4.3%	2.6%	2.9%	2.5%	9.4%
Net earnings (loss) per share (in dollars)
– basic and diluted	$(1.59)	$(0.89)	$(2.23)	$1.53	$(4.99)	$(2.75)	$(1.55)	$(0.43)	$(0.26)
– before specific items	(1.36)	0.46	(0.95)	(0.87)	(1.95)	(0.72)	(0.74)	(0.94)	0.45

(In thousands of tonnes)
Sales	1,592.4	570.8	511.1	510.5	1,389.3	348.9	348.2	356.5	335.7
Production	1,591.2	558.2	494.8	538.2	1,403.5	345.3	355.7	349.7	352.8

Market Conditions

During the third quarter, we increased sales and shipments despite challenging market conditions across all paper segments. We successfully implemented a number of product mix improvements including the launch of an expanded Oxford C1S product offering and new coated freesheet web products. We also strengthened our sales capacity by recruiting additional experienced talent primarily focused on promoting our coated freesheet products in the commercial print sector.

Several new non-printing and writing grades were commercialized in the third quarter. We also have a number of additional new products in development.

As we reported on October 14, 2015, the U.S. Department of Commerce imposed an "all others" countervailing duty of 18.85% on supercalendered paper produced by our company in Canada and exported into the U.S. Based on our current sales mix, the duty will be imposed on approximately 4% of total sales. This rate is based on the weighted average of the final rates assigned by the Department of Commerce to each of Port Hawkesbury and Resolute Forest Products. We are disappointed with this decision and once the Department of Commerce issues its Final Order in December 2015, we intend to request an expedited review pursuant to which our company would be examined individually.

Outlook

We believe our fourth quarter performance will contribute positively to second half 2015 EBITDA. We anticipate, however, that results will be negatively impacted by greater maintenance spending and the imposition of countervailing duties on exports to the U.S. of supercalendered paper. These challenges will be partially offset by a continued focus on product mix optimization, productivity and cost control, as well as increasing energy self-sufficiency at the Rumford and Powell River mills.

Further Quarterly Results Materials

This release, along with the full Management Discussion & Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain statements in this news release, including, without limitation, the statements that: capital expenditures in the first half of the year have created a solid foundation for delivering sustainable improved financial results; third quarter results are a concrete step towards delivering positive, sustainable earnings levels; the completion of G13 will reduce annual energy costs by approximately $4.7 million; the countervailing duty imposed by the U.S. Department of Commerce on exports to the U.S. of supercalendered paper (the "Countervailing Duty") will be imposed on approximately 4% of total sales; the company will seek an expedited review by the U.S Department of Commerce after such agency issues its Final Countervailing Duty Order in December 2015; fourth quarter performance will contribute positively to second half 2015 EBITDA; and fourth quarter results will be negatively impacted by greater maintenance spending and the imposition of the Countervailing Duty, but partially offset by a continued focus on product mix optimization, productivity and cost control, as well as increasing energy self-sufficiency at the Rumford and Powell River mills, are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements reflect management's current views and are based on certain assumptions including, without limitation, assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, responses from applicable regulatory entities and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis contained in Catalyst's annual report for the year ended December 31, 2014 and also the additional risks and uncertainties listed under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis for the quarter ended September 30, 2015, each available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor Contact: Frank De Costanzo, Senior Vice President & Chief Financial Officer, (604) 247-4014; Media Contact: Eduarda Hodgins, Director, OD & Communications, (604) 290-3547

CO: Catalyst Paper Corporation

CNW 22:13e 03-NOV-15